[BCE INC. LOGO] News release

For Immediate Release

Bell acquires ownership position in Maple Leaf Sports and Entertainment — MLSE
Investment secures access to premium Canadian sports content: Leafs, Raptors, Marlies,
Toronto FC
Accelerates Bell strategy to deliver best content across next generation networks to all screens
Strengthens leadership of TSN and RDS sports networks, new services like Bell Mobile TV

MONTRÉAL, December 9, 2011 – Bell today announced it has, in a joint ownership arrangement with Rogers Communications Inc., purchased a net 75% ownership position in Maple Leaf Sports and Entertainment (MLSE) from Ontario Teachers Pension Plan. MLSE is Canada’s largest sports and entertainment company and owner of the premier professional sports teams in Canada’s largest marketplace: The Toronto Maple Leafs, Toronto Raptors, Toronto Marlies and Toronto FC.

“MLSE teams are among the most popular major-league franchises in North America, iconic sports brands watched and loved by millions of fans across our nation. As Canada’s largest and most established communications company, Bell is proud to be part of this all-Canadian acquisition of a world leader in sports and entertainment,” said George Cope, President and CEO of Bell Canada and BCE. “Bell’s ownership in MLSE supports our promise to deliver the best content to Canadians across every screen. With our advanced broadband network investments, next generation Bell TV, Mobility and Internet services, and leading sports networks TSN and RDS, the Bell team looks forward to bringing the Leafs, the Raptors, the Marlies and Toronto FC to fans in new and innovative ways.”

Bell’s net cash commitment, following a planned leveraged recapitalization of MLSE, will total $398 million, representing a 28% equity interest in MLSE, and will be funded with cash on hand at closing. Through a co-investment arrangement with Bell, the BCE Master Trust Fund, an independent trust that holds and manages pension fund investments serving the pension obligations of BCE Group pension plan participants, will contribute $135 million toward the MLSE acquisition. The total investments by Bell and the BCE Master Trust Fund equal the 37.5% equity interest to be acquired by Rogers.

In a concurrent transaction, Kilmer Sports Inc. (KSI) will increase its current 20.5% ownership interest in MLSE to 25%. KSI is owned by Larry Tanenbaum, who will continue to serve as Chair of MLSE and as a Governor of the NHL, the NBA and Major League Soccer.

The transactions are expected to close in mid-2012 following required regulatory and league approvals.

“I am excited to welcome our new partners Bell and Rogers,” said Mr. Tanenbaum. “I am proud this is a Made-in-Canada deal that will bring resources and expertise to help us win on and off the ice, court and pitch. This is a terrific path forward for our teams and our fans. It will ensure MLSE continues to make a positive impact in Toronto and across this great country of ours.”

The acquisition secures on a long-term basis access to TV, mobile, digital online and radio broadcast rights for both Bell and Rogers to the premier professional sports teams playing in Canada’s largest marketplace: MLSE also has major real estate and entertainment assets including the Air Canada Centre and the Maple Leaf Square condominium and commercial complex, operates three sports specialty TV channels, and is the exclusive partner of the NBA in Canada.

Bell’s broadband strategy: Best content on all screens
Bell is executing its strategy to deliver Canada’s best content across every screen with significant investments in advanced network infrastructure, leading content assets, and innovative broadband wireless, TV and Internet services. With capital expenditures of approximately $3 billion per year, Bell is delivering to Canadians...

•	World-leading new 4G LTE and HSPA+ mobile networks that are driving accelerated smartphone and tablet penetration, and fast-growing new mobile media services like Bell Mobile TV. With its unmatched access to a growing range of sports, news and entertainment content, Bell Mobile TV video streams have more than doubled this year – and the most-watched content is live sports media.

•	Next generation fibre networks in Ontario and Québec supporting competitive new broadband services like Bell Fibe TV and Fibe Internet that offer customers fast and innovative new ways to access sports, news and entertainment media.

Bell’s MLSE investment also strengthens the sports leadership of Canada’s #1 broadcaster, Bell Media. Launched following Bell’s acquisition this year of CTV, Bell Media operates the country’s leading roster of sports TV, radio and online broadcasting properties, including: the TSN and RDS sports networks, Canada’s most-watched English and French-language specialty channels; CTV, Canada’s lead Olympic broadcaster; other sports specialty channels such as TSN2, RDS2, RSI, TSN Montréal Canadiens, TSN Winnipeg Jets and NHL Network Canada; and sports radio across Canada, including TSN Radio in Montréal, Toronto and Winnipeg.

Bell Media is also a co-owner, with Rogers Broadcasting Ltd., of Dome Productions, one of North America’s leading providers of sports and other event production and broadcast facilities.

About Maple Leaf Sports and Entertainment
MLSE is one of the world’s premier sports and entertainment companies that owns the Toronto Maple Leafs (NHL), the Toronto Raptors (NBA), the Toronto Marlies (AHL), Toronto FC (MLS), Air Canada Centre, Maple Leaf Square and three digital channels – Leafs TV, NBA TV Canada and GOLTV Canada. MLSE has also invested in four of Toronto’s sports facilities – Ricoh Coliseum, home of the Marlies, BMO Field, home of Toronto FC, Lamport Stadium, and the MasterCard Centre for Hockey Excellence, the practice facility for the Maple Leafs and Marlies. MLSE operates and manages events at Ricoh Coliseum and BMO Field.

About Bell
Headquartered in Montréal since 1880, Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs: Bell Mobility wireless, high-speed Bell Internet, Bell Satellite TV and Bell Fibe TV, Bell Home Phone local and long distance, and Bell Business Markets IP-broadband and information and communications technology (ICT) services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca. For BCE corporate information, please visit BCE.ca.

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to the proposed acquisition by Bell and the BCE Master Trust Fund, in a joint ownership arrangement with Rogers Communications Inc., of a net 75% ownership position in Maple Leaf Sports and Entertainment (MLSE) from Ontario Teachers Pension Plan, Bell’s expected source of funds, the expected closing date of the transaction, certain strategic benefits expected to result from the transaction, and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The timing and completion of the above-mentioned proposed transaction is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory and league approvals. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions contemplated in this news release. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits expected to result from the transaction will be fully realized.

Media inquiries:
Jason Laszlo
Bell Media Relations
(905) 614-6602
Jason.Laszlo@bell.ca
@Bell—News

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
Thane.Fotopoulos@bell.ca